UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated April 11, 2025: DYNAGAS LNG PARTNERS LP ANNOUNCES FILING OF FORM 20-F WITH THE SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2025

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES FILING OF FORM 20-F WITH THE SEC

Athens – April 11, 2025 – Dynagas LNG Partners LP (NYSE:DLNG) (the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, announced today that it has filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Annual Report is available through the Partnership’s website.

Alternatively, unitholders may also receive a hard copy of the Annual Report, including the Partnership’s annual audited financial statements, free of charge, by request to Capital Link, Inc., using the contact details provided at the end of this press release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership that owns and operates LNG carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP Attention: Michael Gregos Tel. +30 210 8917960

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

Markella Kara Capital Link, Inc.

230 Park Avenue, Suite 1540 New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward - looking statements are not intended to give any assurance as to the future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply of and demand for LNG shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or international hostilities, geopolitical events including ongoing conflicts and hostilities in the Middle East and other regions throughout the world and the global response to such conflicts and hostilities, changes in tariffs, trade barriers, sanctions, and embargos, including recently imposed tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, the impact of public health threats and outbreaks of other highly communicable diseases, the amount of cash available for distribution, and other factors.

Please see the Partnership’s filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.